UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 29, 2023

Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Rue Louis-d'Affry 6
1701, Fribourg, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by Alcon Inc. dated March 29, 2023 titled “Alcon Publishes Agenda for 2023 Annual General Meeting”
99.2	Invitation to the Annual General Meeting of Alcon Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	March 29, 2023	By:	/s/ David J. Endicott
Name: David J. Endicott
Title: Authorized Representative

Date:	March 29, 2023	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative

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